Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

June 16, 2011

Mr. Craig Ruckman

Staff Attorney – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Post-Effective Amendment No. 16 to the Registration Statement on Form N-4 for Transamerica Financial Life Insurance
Company, TFLIC Separate Account B (File No. 333-65131) (“Registration Statement”)

Dear Mr. Ruckman:

The above-referenced Registration Statement was filed with the Securities and Exchange Commission by Transamerica Financial Life Insurance Company (“TFLIC”) as Post-Effective Amendment No. 16 on June 15, 2011 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933.

For your reference, TFLIC has included one copy of the Registration Statement’s prospectus along with a redlined prospectus to show the changes from Post-Effective Amendment No. 15, which was filed on April 25, 2011. Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the Registration Statement’s prospectus.

TFLIC is filing the Registration Statement in order to add a Guaranteed Lifetime Withdrawal Benefit, modify the Return of Premium Death Benefit option, and update the fee table to exclude the Annual Step-Up Death Benefit option which is no longer available to new policies.

Except for the material revisions noted above and as shown in the red-lined copies of the Registration Statement, the disclosure in the Registration Statement is the same as the disclosure in the currently effective Registration Statement previously reviewed by the Commission. TFLIC will also include other non-material changes in the Registration Statement. Therefore, pursuant to Investment Company Act Release No. 13768, TFLIC respectfully requests selective review of the Registration Statement.

If you have any comments or questions regarding these filings, please call Alaina Thier at (319) 355-5591 or Shane Daly at (319) 355-8327.

Very truly yours,

/s/ Shane Daly

Shane Daly

Enclosures

cc:	Craig Ruckman, Esq.